Delisting Determination, The Nasdaq Stock Market, LLC, November 7, 2025, Vaxart, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Vaxart, Inc. effective at the opening of the trading session on December 1, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).The Company was notified of the Staff determination on July 1, 2025.
On July 3, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
On August 14, 2025 the Hearing was held.
On August 26, 2025 the Panel reached a
decision and a Decision letter was issued on August 27, 2025.
The Panel agreed to allow the Company to remain on the Exchange as long as the Company achieved each milestone as set forth in the Decision letter dated August 27, 2025.
On September 2, 2025, the Company requested an extension to comply with the Panel requirements to remain on the Exchange. On or about September 19, 2025, outside Counsel for the Company informed the Panel that it would be unable to comply with the Nasdaq Listing Rules. The Exchange informed the Company of the suspension on September 19, 2025.
The Company common stock was suspended on July 8, 2025. The
Staff determination to delist the Company common stock became final on November 3, 2025.